SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

MutualFirst Financial, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

62845B 104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62845B 104

1)	NAME OF REPORTING PERSON MutualBank Employee Stock Ownership and 401(k) Plan (formerly the Mutual Savings Bank Employee Stock Ownership Plan)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 0
	6)	SHARED VOTING POWER 404,117
	7)	SOLE DISPOSITIVE POWER 379,915
	8)	SHARED DISPOSITIVE POWER 24,202

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,117
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 62845B 104

ITEM 1(a)	NAME OF ISSUER: MutualFirst Financial, Inc.
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(a)	NAME OF PERSON FILING: MutualBank Employee Stock Ownership and 401(k) Plan (the "KSOP")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of the KSOP is: c/o MutualFirst Financial, Inc. 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 62845B 104

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________

ITEM 4	Ownership:
(a) Amount beneficially owned: The KSOP holds an aggregate of 404,117 shares of Common Stock.
(b) Percent of class: 5.5% of the outstanding shares.
(c) Number of shares as to which the person has :
(i) Sole power to vote or direct the vote: 0 shares held by the KSOP that have not been allocated to participants in their employee stock ownership plan accounts.
(ii)
Shared power to vote or to direct the vote:  404,117 shares held by the KSOP that are in participants’ 401(k) plan accounts or have been allocated to participants in their employee stock ownership plan accounts.

(iii) Sole power to dispose or to direct the disposition: 379,915 shares, both allocated and unallocated held in the employee stock ownership plan portion of the KSOP.
(iv) Shared power to dispose or to direct the disposition: 24,202 shares held in the 401(k) plan portion of the KSOP.

The Trustee of the KSOP may be deemed to beneficially own all the shares held by the KSOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the KSOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the KSOP, participants in the KSOP are entitled to instruct the Trustee as to the voting of the shares allocated to their KSOP accounts.  If the Trustee receives no instructions for shares held in participants’ KSOP accounts, the Trustee may vote those shares in its own discretion.  The Trustee must vote unallocated employee stock ownership plan shares in the same proportion as it is instructed to vote allocated employee stock ownership plan shares.

ITEM 5	Ownership of Five Percent or Less of a Class. Not applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
ITEM 8	Identification and Classification of Members of the Group. Not applicable.
ITEM 9	Notice of Dissolution of Group. Not applicable.

ITEM 10
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect. of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

Signature	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2018	MUTUALBANKEMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	First Bankers Trust Services, Inc., as Trustee

	By:	/s/ Blake Mock
	Name:	Blake Mock
	Title:	VP Fiduciary Services Group

Date: February 6, 2018	FIRST BANKERS TRUST SERVICES, INC.
	By:	/s/ Blake Mock
	Name:	Blake Mock
	Title:	VP Fiduciary Services Group

February 6, 2018

MutualBank
Employee Stock Ownership and 401(k) Plan
110 E. Charles Street
Muncie, Indiana 47305-2400

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Blake Mock
Name: Blake Mock Title: VP Fiduciary Services Group

MUTUALBANK EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

By:	First Bankers Trust Services, Inc., as Trustee

By:	/s/ Blake Mock
Name:	Blake Mock
Title:	VP Fiduciary Services Group